Exhibit 99.1

NOTICE OF FULL CONDITIONAL REDEMPTION

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

7.250% Senior Notes due 2022 (CUSIP No. 63938NAE4, CUSIP No. Y62276AD5, ISIN No.

US63938NAE40, ISIN No. USY62276AD56)

NOTICE IS HEREBY GIVEN pursuant to Section 3.03 of the indenture, dated as of dated as of April 22, 2014, among Navios South American Logistics Inc. (the “Company”), Navios Logistics Finance (US) Inc. (“Logistics Finance” with the Company and Logistics Finance being referred to herein individually as a “Co-Issuer” and collectively as “Co-Issuers”), the guarantors party thereto from time to time (the “Guarantors”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”) (as amended or supplemented from time to time, the “Indenture”), relating to the Co-Issuers’ 7.250% Senior Notes due 2022 (the “Notes”), that the Co-Issuers shall redeem (the “Redemption”), pursuant to paragraph 5 of the Notes and Section 3.07 of the Indenture, on July 16, 2020, or such later date as the Co-Issuers may determine, in their sole discretion, as may be necessary for the satisfaction or waiver of the Financing Condition (as defined below) (such date, as it may be extended, the “Redemption Date”), at a redemption price calculated by the Co-Issuers in accordance with the terms of the Indenture equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date on the principal amount of the Notes to be redeemed (together, the “Redemption Price”), all of the $375,000,000 aggregate principal amount outstanding of the Notes; provided, that the consummation of the Redemption (and the Co-Issuers’ corresponding obligation to accept the Notes for redemption and to pay the Redemption Price) on the Redemption Date shall be subject to the receipt by the Company of proceeds from a proposed issuance of securities on terms reasonably satisfactory to the Co-Issuers, in their sole discretion and subject to applicable law, generating net proceeds in an amount that is sufficient to effect the redemption of the Notes and the repayment of amounts outstanding under the Company’s term loan B facility pursuant to that certain Credit Agreement, dated November 3, 2017, among, inter alios, the Co-Issuers, as borrowers, and the lenders party thereto from time to time, including the payment of any premiums, accrued interest, and costs and expenses incurred in connection therewith (the “Financing Condition”). Accordingly, none of the Notes shall be deemed due and payable on the Redemption Date unless and until the Financing Condition is satisfied or waived by the Co-Issuers. Capitalized terms that are otherwise not defined herein shall have the meanings set forth in the Indenture.

The Co-Issuers, in their sole discretion, may delay the Redemption Date (as described above) until such time as the Financing Condition shall have been satisfied or waived. In addition, the Redemption may not occur, and the Co-Issuers may rescind the Redemption and this Notice of Full Conditional Redemption, in the event that the Financing Condition shall not have been satisfied by the Redemption Date (including such Redemption Date as delayed pursuant to the foregoing). If the Financing Condition has not been (or will not be) satisfied or waived by the Redemption Date, the Co-Issuers will inform Holders of the Notes by written notice (with a copy to the Trustee and Paying Agent) no later than 1:00 pm New York City time one Business Day prior to the Redemption Date. If the condition is not satisfied or waived, any Notes previously surrendered to any Paying Agent shall be returned to the Holders thereof.

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The CUSIP and ISIN numbers indicated above are included solely for the convenience of the holders of the Notes. No representation is hereby made regarding the correctness or accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as contained in this Notice of Full Conditional Redemption, and reliance may be placed only on the other identification numbers placed thereon, and the foregoing redemption shall not be affected by any defect in or omission of such numbers.

PLEASE TAKE FURTHER NOTICE that in order to receive the Redemption Price, the Notes must be submitted in accordance with the applicable procedures of the Depository Trust Company or, if Certificated Notes, surrendered to Wells Fargo Bank, National Association, as the paying agent (the “Paying Agent”), at the appropriate address set forth below, by such method as you deem appropriate. If you mail your Notes, we recommend that for your own protection you may want to use registered mail, return receipt requested.

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, National Association	Wells Fargo Bank, National Association	Wells Fargo Bank, National Association
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9300-070	MAC N9300-070	MAC N9300-070
600 South Fourth Street	600 South Fourth Street	600 South Fourth Street
Minneapolis, MN 55402	Minneapolis, MN 55402	Minneapolis, MN 55402

Or By Facsimile Transmission: 1-877-407-4679 Telephone: +1 (800) 344-5128

For questions about the transactions described in this Notice of Full Conditional Redemption, please contact Navios South American Logistics Inc., Investor Relations, at +1 (212) 906-8646 or investors@navios-logistics.com.

PLEASE TAKE FURTHER NOTICE that, unless the Company defaults in making payment of the Redemption Price on or prior to the Redemption Date, interest on the Notes shall cease to accrue on and after the Redemption Date and the only remaining right of the holders of the Notes shall be to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes. For all purposes of the Indenture, the Notes will be deemed to be no longer outstanding from and after the Redemption Date if the Redemption Price is deposited with the Paying Agent on or prior to the Redemption Date, and all rights with respect thereto, except as stated herein, will cease as of the close of business on that same date.

IMPORTANT INFORMATION REGARDING TAX CERTIFICATION AND POTENTIAL WITHHOLDING:

Pursuant to U.S. federal tax laws, you have a duty to provide the applicable type of tax certification form issued by the U.S. Internal Revenue Service (“IRS”) to Wells Fargo Bank, N.A. Corporate Trust Services to ensure payments are reported accurately to you and to the IRS. In order to permit accurate withholding (or to prevent withholding), a complete and valid tax certification form must be received by Wells Fargo Bank, N.A. Corporate Trust Services before payment of the redemption proceeds is made to you. Failure to timely provide a valid tax certification form as required will result in the maximum amount of U.S. withholding tax being deducted from any redemption payment that is made to you.

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

Dated: June 16, 2020